Exhibit 99.1

PRESS RELEASE	DECEMBER 1, 2010

AEGON to sharpen focus on core activities in US and capture efficiencies

•	Decision to wind-down BOLI/COLI business

•	Consolidation of Louisville operations with other existing US locations

Consistent with its strategic focus on its core business – life insurance, pensions and asset management - AEGON will discontinue new sales of executive non-qualified benefit plans and related Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business in the United States. The majority of the operations of this business are located in Dallas, Texas.

In addition, AEGON will pursue further operational and cost efficiencies by consolidating its operations currently based in Louisville, Kentucky with other existing US locations. There are several business units represented in Louisville, as well as a number of corporate and select functions of AEGON Asset Management. Additional efficiencies are also being captured through the consolidation and outsourcing of certain back office activities currently carried out in Cedar Rapids, Iowa.

As a consequence of the announced actions, AEGON will reduce the number of employees in its US operations by 400 to 500 over the next two years, representing approximately 5% of its US workforce. These actions will result in a one-time restructuring charge of approximately USD 80 million, of which USD 60 million will be charged in the fourth quarter this year and USD 20 million in 2011. In addition, AEGON’s decision to wind-down its BOLI/COLI business is expected to result in a write-off of goodwill and other intangible assets of approximately USD 210 million. After full implementation of the restructuring, these organizational changes will result in annual cost savings of approximately USD 70 million.

In 2009, underlying earnings before tax from BOLI/COLI amounted to USD 47 million. As of the first quarter of 2011, earnings from the BOLI/COLI business will no longer be reported in underlying earnings but in the run-off category.

“Key to AEGON’s long-term strategy is the need to focus on our core activities and identify ways to better leverage resources and capture efficiencies, as evidenced by our decision to consolidate operations,” said Mark Mullin, a member of AEGON’s Management Board and CEO of AEGON Americas. “The decision to exit the executive non-qualified benefit space and related BOLI/COLI market is consistent with this focus. We have concluded that over the long-term there is only a limited strategic fit between this business and AEGON’s core business. We remain committed to providing existing customers the same level of quality service they have come to expect.”

Further details of AEGON’s progress in the execution of its strategy in the United States and its other markets will be provided during AEGON’s Analyst & Investor Conference, December 7 and 8, 2010 in New York City.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have some 40 million customers across the globe.

Contact information Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Key figures - EUR	Third quarter 2010	Full year 2009
Underlying earnings before tax	473 million	1.2 billion
New life sales	527 million	2.1 billion
Gross deposits (excl. run-off)	9.4 billion	28 billion
Revenue generating investments (end of period)	405 billion	363 billion